130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
office@AvalonAM.com
www.AvalonAdvancedMaterials.com

NEWS RELEASE

February 6, 2017	No. 17-01

Testwork confirms potential to recover battery grade lithium carbonate product from lepidolite mineralization at Avalon’s
Separation Rapids Lithium Project, Kenora, Ontario

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to announce that it has received results from recent laboratory testwork on lepidolite (lithium mica) mineralization from the Separation Rapids lithium deposit confirming that a 99.88% pure lithium carbonate product can be made from this material. The work was conducted by Lepidico Ltd., of Perth, Australia (ASX:LPD, “Lepidico”) using its patented L-Max® hydrometallurgical process technology. The results are summarized in more detail in Lepidico’s news release dated January 25, 2017.

Avalon and Lepidico have subsequently entered into a non-binding letter of intent (“LOI”) under which it is contemplated that Avalon would sell a minimum of 15,000 tonnes per annum of lepidolite concentrate produced from its planned demonstration-scale pilot plant to Lepidico for processing at Lepidico’s planned Phase 1 commercial lithium carbonate production facility. Lepidico is currently preparing a Pre-feasibility Study for this plant which it plans to be located near large consumers of lithium battery materials. Lepidico is also planning to complete a definitive feasibility study by December, 2017. Both companies anticipate initiating construction of their respective process plants in 2018.

Avalon’s President, Don Bubar commented “We are pleased to have identified a second opportunity to recover a lithium battery material from the Separation Rapids deposit, in addition to the lithium hydroxide product that can be recovered from the known petalite resource as documented in the Company’s recent Preliminary Economic Assessment. This gives us potential to increase the recoverable lithium resources in the deposit and serve more markets with our lithium products, as well as other potential by-products such as rubidium and cesium.”

Avalon plans to proceed with a winter drilling program by the end of February, 2017 to test known extensions of the Separation Rapids lithium deposit and expand the mineral resource. This will include a number of holes designed to better delineate the lepidolite-bearing sub-zones to the east of the main petalite resource and bring them into the total lithium resources on the property.

The technical information included in this news release has been reviewed and approved by the Company’s Senior Vice President, Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), and Donald S. Bubar, P.Geo. both Qualified Persons under NI 43-101. For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

About Avalon Advanced Materials Inc.
Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related that to it is contemplated that Avalon would sell a minimum of 15,000 tonnes per annum of lepidolite concentrate produced from its planned demonstration-scale pilot plant to Lepidico, that Lepidico is currently preparing a pre-feasibility study for this plant which it plans to be located near large consumers of lithium battery materials, that Lepidico is also planning to complete a definitive feasibility study by December, 2017, that both companies anticipate initiating construction of their respective process plants in 2018, that this gives [Avalon] potential to increase the recoverable lithium resources in the deposit and serve more markets with our lithium products as well as other potential by-products such as rubidium and cesium, that Avalon plans to proceed with a winter drilling program by the end of February, 2017 to test known extensions of the Separation Rapids lithium deposit and expand the mineral resource and that this will include a number of holes designed to better delineate the lepidolite-bearing sub-zones to the east of the main petalite resource and bring them into the total lithium resources on the property. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.